Form 10-K, Exhibit 13
period 1994-12-31
ROTO ROOTER INC
filed 1995-03-28
CIK 755548

                                                                      Exhibit 13

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

10       Consolidated Statement
         of Income

11       Consolidated Balance Sheet

12       Consolidated Statement of Cash Flows

13       Consolidated Statement of Stockholders' Equity

14       Notes to Consolidated Financial Statements

18       Unaudited Quarterly Financial Data

19       Management's Discussion and Analysis of
         Financial Condition and Results of Operations

22       Selected Financial Data





PRICE WATERHOUSE LLP    [PRICE WATERHOUSE LLP CORPORATION LOGO]

Report of Independent Accountants

To the Board of Directors and Stockholders of Roto-Rooter, Inc.

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Roto-Rooter, Inc. (a 59%-owned subsidiary of Chemed Corporation) and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
Cincinnati, Ohio

January 30, 1995

CONSOLIDATED STATEMENT OF INCOME
(amounts in thousands except per share data)

====================================================================================================================================

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                      For the Year Ended December 31,
                                                                                  1994             1993              1992
- ------------------------------------------------------------------------------------------------------------------------------------
Total Operating Revenues                                                         $171,930         $136,428         $104,688
                                                                                 --------         --------         --------
Cost of Services Provided and Products Sold                                       106,111           80,867           58,882
Selling, General and Administrative Expenses                                       42,625           36,021           30,722
Depreciation and Amortization                                                       7,227            5,169            3,831
                                                                                 --------         --------         --------
      Total Costs and Expenses                                                    155,963          122,057           93,435
                                                                                 --------         --------         --------
Income from Operations                                                             15,967           14,371           11,253
Interest Expense                                                                     (764)            (444)            (313)
Other Income -- Net                                                                   526              431              818
                                                                                 --------         --------         --------
Income before Income Taxes and Minority Interest                                   15,729           14,358           11,758
Income Taxes (Note 10)                                                              6,714            5,971            4,901
                                                                                 --------         --------         --------
Income before Minority Interest                                                     9,015            8,387            6,857
Minority Interest                                                                     244              414              232
                                                                                 --------         --------         --------

NET INCOME                                                                       $  8,771         $  7,973         $  6,625
                                                                                 ========         ========         ========


EARNINGS PER COMMON SHARE                                                        $   1.73         $   1.59         $   1.33
                                                                                 ========         ========         ========

Average Number of Shares Outstanding                                                5,066            5,027            4,994
                                                                                 ========         ========         ========

The Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET
(amounts in thousands except per share data)

====================================================================================================================================

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                              December 31,
                                                                                         1994             1993
- ------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and Cash Equivalents (Note 1)                                                  $    937        $   5,754
   Demand Deposits with Chemed Corporation (Note 11)                                      9,037              760
   Accounts Receivable, Less Allowance (1994 -- $884; 1993 -- $652)                       6,593            6,318
   Inventories (Note 4)                                                                   7,163            6,780
   Deferred Income Taxes                                                                  2,956            2,898
   Prepaid Expenses and Other Current Assets (Note 6)                                     2,597            2,923
                                                                                       --------         --------
        Total Current Assets                                                             29,283           25,433

Property and Equipment, at Cost, Less Accumulated Depreciation (Note 7)                  25,213           25,157
Intangible Assets, Less Accumulated Amortization (Note 13)                               65,204           62,299
Statutory Deposits (Note 3)                                                              14,408           13,176
Other Assets                                                                              3,275            2,892
                                                                                       --------         --------
        Total Assets                                                                   $137,383         $128,957
                                                                                       ========         ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts Payable                                                                    $  6,513         $  8,542
   Deferred Contract Revenue                                                             22,631           23,848
   Income Taxes (Note 10)                                                                   739              404
   Other Current Liabilities (Note 9)                                                    17,082           16,359
                                                                                       --------         --------
        Total Current Liabilities                                                        46,965           49,153

Deferred Income Taxes (Note 10)                                                           2,234            2,865
Deferred Compensation and Other Noncurrent Liabilities                                    8,046            3,282
Long-Term Debt with Chemed Corporation (Note 8)                                           8,424            8,424
Minority Interest (Note 8)                                                                3,967            3,723
                                                                                       --------         --------
        Total Liabilities                                                                69,636           67,447
                                                                                       --------         --------

Stockholders' Equity:
   Preferred Stock -- Authorized 1,000,000 Shares, $1.00 Par Value (None Issued)             --               --
   Common Stock -- Authorized 10,000,000 Shares, $1.00 Par Value
     (Issued 1994 -- 5,276,404 Shares; 1993 -- 5,236,297 Shares)                          5,276            5,236
   Paid-In Capital                                                                       24,290           23,537
   Retained Earnings                                                                     42,918           37,086
   Treasury Stock, at Cost (1994 -- 205,084 Shares; 1993 -- 190,812 Shares)              (4,737)          (4,349)
                                                                                       --------         --------

        Total Stockholders' Equity                                                       67,747           61,510
                                                                                       --------         --------

        Total Liabilities and Stockholders' Equity                                     $137,383         $128,957
                                                                                       ========         ========

The Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS
(amounts in thousands)

====================================================================================================================================

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                        For the Year Ended December 31,
                                                                                    1994             1993             1992
- ------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income                                                                     $ 8,771          $ 7,973          $ 6,625
   Adjustments to Reconcile Net Income to Net Cash
     Provided by Operating Activities:
        Depreciation and Amortization                                               7,227            5,169            3,831
        Provision for Deferred Income Taxes                                          (316)            (574)          (1,682)
        Changes in Operating Assets and Liabilities
          Excluding Amounts Acquired in Business Combinations:
            Accounts Receivable                                                      (275)            (913)            (329)
            Inventories                                                              (383)          (1,116)             188
            Prepaid Expenses and Other Current Assets                                 343              236              539
            Accounts Payable                                                       (2,029)           3,093             (659)
            Deferred Contract Revenue                                              (1,217)            (376)           1,220
            Income Taxes                                                              335           (1,466)             363
            Other Current Liabilities                                                 723            1,692            4,597
        Increase in Statutory Reserve Requirements                                 (1,232)          (2,419)            (511)
        Other                                                                         559            1,224              870
                                                                                  -------          -------          -------

   Net Cash Provided by Operating Activities                                       12,506           12,523           15,052
                                                                                  -------          -------          -------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital Expenditures                                                            (6,214)          (6,885)          (3,698)
   Business Combinations, Net of Cash Acquired (Note 8)                            (1,624)         (20,011)          (1,552)
   Other                                                                              911               80              178
                                                                                  -------          -------          -------
   Net Cash Used for Investing Activities                                          (6,927)         (26,816)          (5,072)
                                                                                  -------          -------          -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Dividends Paid                                                                  (2,939)          (2,666)          (2,398)
   Proceeds from Issuance of Long-Term Debt                                            --            4,224               --
   Minority Investment in Subsidiary                                                   --            1,056               --
   Demand Deposits with Chemed Corporation                                         (8,277)          12,701           (6,050)
   Other                                                                              820              215            1,305
                                                                                  -------          -------          -------
   Net Cash (Used for)/Provided by Financing Activities                           (10,396)          15,530           (7,143)
                                                                                  -------          -------          -------
Net (Decrease)/Increase in Cash and Cash Equivalents                               (4,817)           1,237            2,837
Cash and Cash Equivalents at Beginning of Year                                      5,754            4,517            1,680
                                                                                  -------          -------          -------

Cash and Cash Equivalents at End of Year                                          $   937          $ 5,754          $ 4,517
                                                                                  =======          =======          =======

The Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(amounts in thousands except per share data)

====================================================================================================================================

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
- ------------------------------------------------------------------------------------------------------------------------------------
                                                 Common          Paid-In         Retained         Treasury
                                                 Stock           Capital         Earnings          Stock             Total
- ------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1991                       $5,080          $20,418          $27,552         $ (2,020)         $51,030
   Net Income                                        --               --            6,625               --            6,625
   Dividends ($.48 per share)                        --               --           (2,398)              --           (2,398)
   Treasury Stock Purchased                          --               --               --             (628)            (628)
   Stock Awards and Exercise
     of Stock Options (Note 5)                       65            1,146               --               --            1,211
                                                 ------          -------          -------         --------          -------
Balance, December 31, 1992                        5,145           21,564           31,779           (2,648)          55,840
   Net Income                                        --               --            7,973               --            7,973
   Dividends ($.53 per share)                        --               --           (2,666)              --           (2,666)
   Treasury Stock Purchased                          --               --               --           (1,701)          (1,701)
   Stock Awards and Exercise
     of Stock Options (Note 5)                       91            1,973               --               --            2,064
                                                 ------          -------          -------         --------          -------
Balance, December 31, 1993                        5,236           23,537           37,086           (4,349)          61,510
   Net Income                                        --               --            8,771               --            8,771
   Dividends ($.58 per share)                        --               --           (2,939)              --           (2,939)
   Treasury Stock Purchased                          --               --               --             (388)            (388)
   Stock Awards and Exercise
     of Stock Options (Note 5)                       40              753               --               --              793
                                                 ------          -------          -------         --------          -------
Balance, December 31, 1994                       $5,276          $24,290          $42,918         $ (4,737)         $67,747
                                                 ======          =======          =======         ========          =======

The Notes to Consolidated Financial Statements are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
- -------------------------------------------------------------------------------
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:
  The accompanying consolidated financial statements present the financial position and results of operations of Roto-Rooter, Inc. and all subsidiary companies ("Roto-Rooter or Company"). All significant intercompany transactions and balances have been eliminated.
  Chemed Corporation ("Chemed") owned 59% of the Company's outstanding common stock on December 31, 1994.
Cash and Cash Equivalents:
  Cash and Cash Equivalents include cash on hand and short-term investments with maturities of three months or less. These investments are stated at cost which approximates market value.
Inventories:
  Inventories are stated at the lower of cost or market. Cost is generally determined using the first-in, first-out (FIFO) method.
Depreciation of Properties and Equipment:
  Depreciation of properties and equipment is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected currently in income.
Intangible Assets:
  Intangible assets include specifically identifiable intangible assets arising principally from business acquisitions accounted for as purchase transactions, as well as the excess of cost over the fair value of tangible and identifiable intangible assets acquired. These assets are amortized on a straight-line basis over the periods to be benefited, which is currently estimated to be between 8 and 40 years.
  The Company periodically makes an estimation and valuation of the future benefits of its intangible assets based on key financial indicators. If the projected undiscounted cash flows of a business unit indicate that any of the intangible assets have been impaired, a write-down to fair value is made.
Revenue Recognition:
  Revenue is recognized when services are provided or products are shipped. Revenue arising from prepaid service contracts is recorded as deferred revenue and amortized to income on a straight-line basis over the term of the contract.
  Franchise fees, which are primarily ongoing fees, are recognized on a monthly basis in accordance with the individual contracts. Initial franchise fees are not material.
Earnings Per Common Share:
  Earnings per common share in the accompanying Consolidated Statement of
Income have been computed based on the weighted average number of shares outstanding in each year. Common stock equivalents are not material.
- --------------------------------------------------------------------------------
NOTE 2. SEGMENT INFORMATION
  The Company operates in one business segment. All significant revenues relate to providing repair and maintenance services to residential, commercial, industrial and municipal customers through both company-owned and franchised operations. The Company also manufactures and sells some of the equipment used to provide such services.
  Summarized below are operating revenues and direct costs which resulted from services provided and products sold by the Company to its independently owned franchised locations (amounts in thousands):

                           For the Year Ended
                               December 31,
                        ---------------------------
                         1994      1993       1992
                        ------    ------     ------
Operating Revenues      $7,171    $6,601     $5,984
                        ======    ======     ======

Direct Costs            $3,249    $2,942     $2,347
                        ======    ======     ======

  The Company does not derive more than 1% of its operating revenues from any individual foreign or domestic customer, government agency or from export sales.

- --------------------------------------------------------------------------------
NOTE 3. STATUTORY DEPOSITS
  In connection with the Company's service contract business and in accordance with certain regulatory requirements, the Company maintains cash and certificates of deposits with certain regulatory agencies. The Company is also required to maintain additional unencumbered reserves. At December 31, 1994 and 1993, the Company was in compliance with these requirements.

- --------------------------------------------------------------------------------
NOTE 4. INVENTORIES

  A summary of inventories follows (amounts in thousands):

                                                       December 31,
                                                 -----------------------
                                                  1994             1993
                                                 ------           ------
Raw Materials, Supplies and
   General Merchandise                           $6,353           $6,036
In Process                                           29               51
Finished Goods                                      781              693
                                                 ------           ------
Total Inventories                                $7,163           $6,780
                                                 ======           ======

===============================================================================

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
- -------------------------------------------------------------------------------
NOTE 5. STOCK OPTIONS
  The Company has four Stock Incentive Plans covering options to purchase up to 850,000 shares of its common stock. The latest plan, covering 250,000 shares, was adopted in May 1993. Under these plans, Roto-Rooter Common Stock may be issued to key employees pursuant to the grant of stock awards and/or options to purchase such shares. Options are granted at a price equal to the market value on the date of grant and become exercisable beginning one year following the date of grant in four approximately equal annual installments. The changes in outstanding stock options follow:

                                                 1994                              1993
                                        ------------------------          --------------------
                                         NUMBER                           Number
                                           OF             AVG.              of          Avg.
                                         SHARES           PRICE           Shares        Price
                                        -------          -------          -------       ------
Options Outstanding
   at Beginning
   of Year                              378,797           $20.86          296,208       $17.88
Options Granted                          83,050            27.00          174,000        24.38
Options Exercised                       (23,861)           15.33          (90,736)       17.93
Options Terminated
   or Cancelled                          (8,700)           24.91             (675)       16.31
                                        -------                           -------
Options Outstanding
   at End of Year                       429,286           $22.27          378,797       $20.86
                                        =======                           =======

  At December 31, 1994, options for 210,489 shares were exercisable and 37,852 (December 31, 1993--128,448) shares were available for granting of additional stock options and stock awards.

  During 1994, the Company granted stock awards covering 16,246 shares (1993--
800) under its Stock Incentive Plans. The shares of common stock were issued to key employees at no cost and generally are restricted as to the transfer of ownership. Restrictions covering one-third of each holder's shares lapse annually, commencing one year after the date of grant.

NOTE 6. PREPAID EXPENSES AND OTHER CURRENT ASSETS
  At December 31, 1994, prepaid expenses and other current assets included prepaid advertising expense of $1,817,000 (1993--$1,755,000).

NOTE 7. PROPERTY AND EQUIPMENT

  A summary of property and equipment follows (amounts in thousands):

                                               December 31,
                                           1994           1993
                                         -------        -------
Land                                     $ 2,098        $ 2,238
Buildings                                  9,193          8,234
Machinery and Equipment                   20,492         18,076
Furniture, Fixtures and Other              8,068          8,439
                                         -------        -------
Total Property and Equipment              39,851         36,987
Accumulated Depreciation                 (14,638)       (11,830)
                                         -------        -------
Net Property and Equipment               $25,213        $25,157
                                         =======        =======

  Depreciation expense for the year ended December 31, 1994 was $5,013,000 (1993--$3,465,000; 1992--$2,456,000).
  The Company has operating leases which cover various plant, warehouse and office facilities, office equipment, and plant and transportation equipment. The remaining terms of these leases range from approximately one to 12 years and, in most cases, management expects that these leases will be renewed or replaced by other leases in the normal course of business.
  The following is a schedule, by year, of future minimum rental payments required under operating leases that have initial or remaining noncancellable terms in excess of one year at December 31, 1994 (amounts in thousands):

   1995                                       $1,641
   1996                                        1,199
   1997                                          756
   1998                                          620
   1999                                          530
   Thereafter                                  3,143
                                              ------
   Total                                      $7,889
                                              ======

  Total rent expense for the year ended December 31, 1994 was $1,681,000 (1993--$1,368,000; 1992--$784,000).

===============================================================================

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
- -------------------------------------------------------------------------------
NOTE 8. BUSINESS COMBINATIONS
  During 1994, the Company acquired three independently owned Roto-Rooter franchises in three separate purchase transactions. The aggregate purchase price of these transactions was $1,624,000.
  During 1993, the Company acquired seven independently owned Roto-Rooter franchises in seven separate purchase transactions. The aggregate purchase price of these acquisitions was $2,411,000.
  In addition, on July 16, 1993, the Company, through its 70%-owned subsidiary, Service America Systems, Inc. ("Service America"), acquired 100% of the outstanding common shares of Encore Service Systems, Inc. ("Encore"), a Florida corporation headquartered in Boca Raton, Florida. Encore primarily provides residential air conditioning and appliance repair services through service contracts in Florida and Arizona. The Company and Chemed funded the Encore acquisition in a 70%-30% ratio.
  The purchase price, including transaction-related expenses for the Encore acquisition was $17,600,000 and was funded as follows (amounts in thousands):

   Cash from the Company                     $12,320
   Cash from Chemed                            1,056
   Long-Term Debt provided
     by Chemed                                 4,224
                                             -------
                                             $17,600
                                             =======

  Chemed's investment in Encore (through Service America) and its share of the earnings of Service America subsequent to the acquisition are shown as minority interest in these financial statements. Long-term debt to Chemed, which also includes $4,200,000 from previous acquisitions, is payable to Chemed on January 1, 1996, although management expects the term of the debt will be extended. The interest rate on the debt is fixed at 8.15%.
  The purchase price paid by Service America for Encore under the terms of the agreement was $17,000,000 in cash at closing, plus contingent payments based upon achievement of certain sales and earnings levels during the 36 month period following closing of this transaction (the maximum amount payable under the contingent payments is $8,800,000). In addition, Service America granted the seller a four-year warrant exercisable between 36 and 48 months after the date of close to purchase 15% of the outstanding stock of Service America on a fully-diluted basis. This warrant is exercisable only if the seller elects not to take the contingent payments discussed above.
  Based on Encore's results through December 31, 1994, the sales-based contingent payment was earned in full. The present value of the $3,800,000 contingent payment due in July 1996 is $3,338,000. This amount was recorded in both intangible assets (excess of cost over net assets acquired) and other noncurrent liabilities. Because it was a non-cash transaction, this transaction was not reflected in the Consolidated Statement of Cash Flows.
  During 1992, the Company acquired four independently owned businesses in four separate purchase transactions. The aggregate purchase price of these acquisitions was $1,552,000.
  All of the aforementioned business combinations were accounted for as purchase transactions and have been included in the Consolidated Statement of Income from the dates of acquisition. All of these acquired businesses are primarily engaged in providing repair and maintenance services.
  Summarized unaudited pro forma financial data, which assume that the above-described business combinations were made at the beginning of the year preceding the year of acquisition, follow (amounts in thousands except per share data):

                                                  For the Year Ended
                                                      December 31,
                                      -------------------------------------------
                                        1994              1993             1992
                                      --------          --------         --------
Total Operating
   Revenues                           $173,004          $161,062         $148,034
                                      ========          ========         ========
Net Income                            $  8,860          $  8,265         $  7,245
                                      ========          ========         ========
Earnings per
   Common Share                       $   1.75          $   1.64         $   1.45
                                      ========          ========         ========
Average Shares
   Outstanding                           5,066             5,027            4,994
                                      ========          ========         ========

  Pro forma consolidated information is presented for informational purposes only and does not purport to be indicative of results which would actually have been obtained if the combinations had been in effect for the periods indicated or which may be obtained in the future.

  Assets acquired and liabilities assumed with respect to these acquisitions have been recorded at their estimated

===============================================================================
ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
- -------------------------------------------------------------------------------
fair values at the date of acquisition. A summary of the allocation of the purchase price of net assets acquired and liabilities assumed in business combinations follows (amounts in thousands):

                                                       December 31,
                                         ----------------------------------------
                                          1994             1993             1992
                                         ------          -------           ------
Intangible Assets                        $1,574          $23,552           $1,435
Working Capital                              17          (12,918)               3
Properties, Equipment
   and Other                                 33            4,571              114
Deferred Taxes                               --             (763)              --
Other Assets (Primarily
   Statutory Reserves)                       --            6,275               --
                                         ------          -------           ------
                                          1,624           20,717            1,552
Less: Cash and Cash
   Equivalents Acquired                      --             (706)              --
                                         ------          -------           ------
Total Net Assets                         $1,624          $20,011           $1,552
                                         ======          =======           ======

- --------------------------------------------------------------------------------
NOTE 9. OTHER CURRENT LIABILITIES
  At December 31, 1994, other current liabilities included accrued insurance of $9,589,000 (1993--$9,596,000).
- --------------------------------------------------------------------------------
NOTE 10. INCOME TAXES
  On January 1, 1993, the Company adopted Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 was adopted on a prospective basis.
  The implementation of FAS 109 resulted in increases of $2,198,000 to both current deferred tax assets and noncurrent deferred tax liabilities at January
1, 1993. The implementation did not have a material effect on the consolidated Statement of Income for the year ended December 31, 1993.
  The provision for income taxes comprises the following (amounts in thousands):

                                                    For the Year Ended
                                                        December 31,
                                         ----------------------------------------
                                          1994              1993            1992
                                         ------           ------           ------
Current
   Federal                               $6,191           $5,894           $5,923
   State and Local                          839              651              660
Deferred                                   (316)            (574)          (1,682)
                                         ------           ------           ------
Total Income Tax Provision               $6,714           $5,971           $4,901
                                         ======           ======           ======
Income Taxes Paid                        $5,968           $7,131           $5,503
                                         ======           ======           ======

  Deferred tax assets (liabilities) are comprised as follows (amounts in thousands):

                                               December 31,
                                         -----------------------
                                          1994             1993
                                         ------           ------
Insurance                                $3,017           $3,047
Pensions                                    946              804
Bad Debts                                   315              222
Other                                     1,108              903
                                         ------           ------
Gross Deferred Tax Assets                 5,386            4,976
                                         ------           ------
Depreciation                             (2,340)          (2,242)
Intangibles                                (902)          (1,399)
Advertising                                (956)            (838)
Other                                      (466)            (464)
                                         ------           ------
Gross Deferred Tax Liabilities           (4,664)          (4,943)
                                         ------           ------
Net Deferred Tax Assets                  $  722           $   33
                                         ======           ======



  The change in deferred tax assets and liabilities includes the deferred provision for income taxes and tax/book basis differences in acquired businesses.
  The difference between the statutory U.S. federal income tax rate and the effective tax rate is explained as follows:

                                                For the Year Ended
                                                    December 31,
                                          ------------------------------
                                          1994         1993         1992
                                          ----         ----         ----
Statutory U.S. Federal
   Income Tax Rate                        35.0%        34.0%        34.0%
Absence of Income Tax
   Benefit on Intangibles
   Amortization                            4.7          3.8          3.7
State and Local Income
   Taxes, Less Federal
   Income Tax Benefit                      3.5          3.0          3.7
Other Items -- Net                        (0.5)         0.8          0.3
                                          ----         ----         ----
Effective Tax Rate                        42.7%        41.6%        41.7%
                                          ====         ====         ====

===============================================================================

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
- -------------------------------------------------------------------------------
NOTE 11. RELATED PARTY TRANSACTIONS
  In addition to the transactions involving Chemed described in Note 8, the Company conducts the following transactions with Chemed.
  Roto-Rooter has an agreement with Chemed under which Roto-Rooter pays a stipulated fee based on Chemed's cost for providing certain administrative, financial, internal audit and legal services, and other staff functions to the Company. The Company also rents space for its corporate headquarters from Chemed. The method by which such fees and expenses are determined and allocated is deemed reasonable by management. For the years ended December 31, 1994, 1993 and 1992, fees and expenses of $741,000, $616,000 and $616,000, respectively, were paid to Chemed.
  Roto-Rooter also has an agreement with Chemed under which funds in excess of the Company's working capital requirements are deposited with Chemed. These unsecured deposits earned interest at a rate determined on the basis of United States Treasury Notes, and are payable upon demand. Advances made by Chemed to the Company carry the same terms and interest rates as the Company's demand deposits with Chemed. For the years ended December 31, 1994, 1993 and 1992, interest income of $618,000, $540,000 and $622,000, respectively, was earned on these deposits, while interest expense of $603,000, $351,000 and $218,000 was incurred on advances from Chemed in 1994, 1993 and 1992.

NOTE 12. PENSIONS AND RETIREMENT PLANS
  All employees of the Company who meet certain age and service requirements are eligible to participate in the various contributory and noncontributory defined contributions plans. Expenses of the Company related to pension and other similar plans for the year ended December 31, 1994 were $1,700,000 (1993--$1,500,000; 1992--$1,196,000).

- --------------------------------------------------------------------------------
NOTE 13. INTANGIBLE ASSETS

  A summary of intangible assets follows (amounts in thousands):

                                               December 31,
                                        ------------------------
                                          1994             1993
                                        -------          -------
Excess of Cost over
   Net Assets Acquired                  $61,675          $56,669
Tradename                                 7,100            7,100
Other Intangibles                         6,800            6,800
                                        -------          -------
Total Intangibles                        75,575           70,569
Accumulated Amortization                (10,371)          (8,270)
                                        -------          -------
Net Intangible Assets                   $65,204          $62,299
                                        =======          =======

  Amortization expense for the year ended December 31, 1994 was $2,214,000 (1993--$1,704,000; 1992--$1,375,000).

- ------------------------------------------------------------------------------------------------------------------------------------
UNAUDITED QUARTERLY FINANCIAL DATA
- ------------------------------------------------------------------------------------------------------------------------------------
  Following is a summary of the Company's quarterly results of operations for 1994 and 1993 (amounts in thousands except per share data):

- ------------------------------------------------------------------------------------------------------------------------------------
1994                                First Quarter   Second Quarter    Third Quarter     Fourth Quarter      Total Year
- ------------------------------------------------------------------------------------------------------------------------------------
Total Operating Revenues               $41,536          $41,900          $43,057           $45,437           $171,930
                                       =======          =======          =======           =======           ========
Gross Profit                           $15,590          $15,574          $16,686           $17,969           $ 65,819
                                       =======          =======          =======           =======           ========
Net Income                             $ 1,849          $ 1,906          $ 2,329           $ 2,687           $  8,771
                                       =======          =======          =======           =======           ========
Earnings Per Common Share              $   .37          $   .38          $   .46           $   .53           $   1.73
                                       =======          =======          =======           =======           ========
Average Number of Shares Outstanding     5,055            5,068            5,069             5,071              5,066
                                       =======          =======          =======           =======           ========

- ------------------------------------------------------------------------------------------------------------------------------------
1993
- ------------------------------------------------------------------------------------------------------------------------------------
Total Operating Revenues               $27,568          $28,833          $38,290           $41,737           $136,428
                                       =======          =======          =======           =======           ========
Gross Profit                           $12,031          $12,832          $14,552           $16,146           $ 55,561
                                       =======          =======          =======           =======           ========
Net Income                             $ 1,636          $ 1,860          $ 2,112           $ 2,365           $  7,973
                                       =======          =======          =======           =======           ========
Earnings Per Common Share              $   .33          $   .37          $   .42           $   .47           $   1.59
                                       =======          =======          =======           =======           ========
Average Number of Shares Outstanding     5,018            5,020            5,029             5,042              5,027
                                       =======          =======          =======           =======           ========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
====================================================================================================================================

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
- ------------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
  The following table summarizes key items from the Consolidated Statement of Income.

                                                                   Percentage of
                                                              Total Operating Revenues
                                                              ------------------------
                                                               Year Ended December 31,
                                                               -----------------------
                                                          1994          1993          1992
                                                          ----          ----          ----
Income from Operations                                     9.3%         10.5%         10.7%
Pretax Income                                              9.1          10.5          11.2
Income Taxes-- Effective Rate                             42.7          41.6          41.7
Net Income                                                 5.1           5.8           6.3
- ------------------------------------------------------------------------------------------------------------------------------------

1994 VS. 1993
  In 1994, the Company's total operating revenues increased to $171,930,000 or 26.0% over 1993 revenues. The increase in operating revenues in 1994 was primarily due to the acquisition of Encore Service Systems, Inc. ("Encore") by Roto-Rooter's 70% owned subsidiary, Service America Systems, Inc. ("Service America", previously Convenient Home Services, Inc.) and excellent sewer and drain cleaning and plumbing revenue growth.
  Excluding businesses acquired on or after January 1, 1993, total operating revenues for 1994 would have been $131,588,000, or 13.6% above the comparable revenues of $115,836,000 in 1993. Sewer and drain cleaning revenues increased to $52,793,000, or 9.1% above the $48,384,000 reported in 1993. Plumbing revenues grew to $37,048,000 in 1994, or 20.5% above the comparable 1993 revenues.
  Roto-Rooter's operating profit margin decreased from 10.5% for the year ended December 31, 1993, to 9.3% for the year ended December 31, 1994. There were several items affecting Roto-Rooter's operating profit margin in 1994 when compared with 1993. Favorably affecting Roto-Rooter's operating profit margin was a decline in insurance costs from 4.4% of total operating revenues in 1993 to 2.9% of total operating revenues in 1994. Prior to 1993, Roto-Rooter had experienced several years of rising insurance costs, as a percentage of total operating revenues. As a result of an excellent safety record over the past few years, the Company's insurance costs have declined, as a percentage of total operating revenues, from 5.2% in 1992, to 4.4% in 1993 and to 2.9% in 1994.
  Offsetting the lower insurance costs as a percent of total operating revenues were (1) the Encore acquisition, which as expected, had lower margins than those margins achieved in the Company's other repair and maintenance businesses, and (2) higher material and labor costs as a percent of total operating revenues.
  The higher material usage costs resulted from higher material usage per service call in the service contract business, and a changing sales mix to jobs that have a higher material cost component. The higher material usage per service call in the service contract business is being addressed in part by enhancing the training of new service technicians in areas where reduced materials could be used on service calls. In the service contract business, material usage costs, as a percent of sales, were lower in the fourth quarter of 1994 as compared with the first nine months of 1994.
  The higher labor costs, as a percent of sales, resulted from expansion of the service technician manpower in the Company's service contract business faster than the rate of service contract growth (during the first two quarters of 1994) and expansion of the plumbing and drain cleaning labor forces for the expected continued growth of these businesses. In addition, the Company has made investments in labor in key areas of the business which are important to future growth. These investments were primarily sales and training related.
The company was successful during the second half of 1994 in bringing manpower levels in its service contract business in line with its service contract growth. The trend of higher labor costs, as a percent of sales, is not expected to continue in 1995.
  The Company's effective income tax rate increased from 41.6% of pretax profit in 1993 to 42.7% of pretax profit in 1994 due primarily as a result of non-deductible intangibles amortization resulting from the Encore acquisition and higher state income taxes.
  Net Income increased from $7,973,000 in 1993 to $8,771,000 in 1994, an increase of 10.0%. The increase in net income resulted primarily from solid internal sales growth in combination with lower insurance costs as a percent of total operating revenues.

===============================================================================

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
- -------------------------------------------------------------------------------
  Earnings per share increased 8.8% from $1.59 in 1993 to $1.73 in 1994. There was no material change in the average number of shares outstanding in 1994 and 1993.

1993 VS. 1992
  In 1993, the Company's total operating revenues increased to $136,428,000 or 30.3% over 1992 revenues. The increase in revenues in 1993 was primarily due to the acquisition of Encore. Also contributing to Roto-Rooter's revenue growth in 1993 was excellent internal growth in the Company's core sewer and drain cleaning business and its plumbing business. Excluding businesses acquired on or after January 1, 1992, total operating revenues for 1993 would have been $115,836,000, or 11.2% above the comparable revenues of $104,209,000 in 1992.
Sewer and drain cleaning revenues increased to $48,384,000 or 9.5% above the $44,173,000 reported in 1992. Plumbing revenues grew to $30,749,000 in 1993, or 21.0% above the comparable 1992 revenues.
  Roto-Rooter's operating profit margin decreased from 10.7% for the year ended December 31, 1992, to 10.5% for the year ended December 31, 1993. This decline in margin is the result of two offsetting factors. As mentioned in the 1994 vs. 1993 comparison, the favorable insurance trends, started in 1992, were reflected in the decline of insurance costs as a percent of total operating revenues from 5.2% in 1992 to 4.4% in 1993.
  Offsetting the lower insurance costs as a percent of total operating revenues were the operating results of the Encore acquisition. The Company's operating profit margin declined 1.4 percentage points as the result of this acquisition.
  Other Income--Net decreased from 0.8% of operating revenues in 1992 to 0.3% of operating revenues in 1993. There were two primary reasons for this decline. In 1993, the Company's weighted average interest rate on interest-bearing deposits was 4.1% as compared with 4.4% in 1992. Second, the Company wrote down its investment in a business which refurbishes and neutralizes property for sale. This write-down resulted in a 0.3 percentage point decline in Other Income--Net as a percent of operating revenues in 1993 as compared with 1992.
  Net income increased from $6,625,000 in 1992 to $7,973,000 in 1993, an increase of 20.3%. The increase in net income resulted primarily from excellent internal sales growth and lower insurance costs as a percent of sales.
  Earnings per share increased 19.5% to $1.59 in 1993 as compared with $1.33 in 1992. There was no material change in the average number of shares outstanding in 1993 and 1992.

INFLATION
  The Company has generally been able to pass along cost increases to its customers in the form of price increases. Consequently, inflation has not had, nor is it expected to have, a material impact on the Company's results of operations.

LIQUIDITY AND CAPITAL RESOURCES
  During 1994, as noted on the Consolidated Statement of Cash Flows, the Company generated $12,506,000 of cash from operating activities. This amount was well in excess of the amounts needed to finance capital expenditures and dividends of $6,214,000 and $2,939,000, respectively. After these uses, the Company still had $3,353,000 of cash available for business acquisitions and other uses.
  At December 31, 1994 current liabilities exceeded current assets by $17,682,000. This working capital deficit has been narrowed from the $23,720,000 deficit at December 31, 1993. In addition, at December 31, 1994, $22,631,000 of the current liabilities consist of deferred contract revenue which will not require a comparable cash outlay. The Company's debt, as a percentage of its stockholders' equity, has improved from 14.7% at December 31, 1993 to 13.7% at December 31, 1994. Management is confident that earnings of the Company and other sources of liquidity will continue to be sufficient to meet the Company's cash needs on an ongoing basis.
  The following table illustrates Roto-Rooter's continuing ability to generate cash from operations to finance its operating requirements (amounts in thousands):

                                                       December 31,
                                        -----------------------------------------
                                          1994             1993             1992
                                        -------          -------          -------
Net Cash Provided by
   Operating Activities                 $12,506          $12,523          $15,052
Cash Used for:
   Capital Expenditures                  (6,214)          (6,885)          (3,698)
   Dividends                             (2,939)          (2,666)          (2,398)
                                        -------          -------          -------
Cash Available for
   Business Acquisitions
   and Other Uses                       $ 3,353          $ 2,972          $ 8,956
                                        =======          =======          =======

  For the years ended December 31, 1994, 1993 and 1992, the Company made net cash payments in the amounts of $1,132,000, $14,731,000 and $1,552,000, respectively, for business acquisitions. During the three-year period ended December 31, 1994, the total cash generated and available for business acquisitions and other uses of $15,281,000 was exceeded by the cash used for business acquisitions of

===============================================================================

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
- -------------------------------------------------------------------------------
$17,415,000 by $2,134,000. The excess of cash used for business acquisitions over the amount of total cash generated and available for business acquisitions and other uses was funded by cash and cash equivalents on hand, demand deposits with Chemed Corporation, and long-term debt with Chemed. The Company believes it can adequately meet its capital requirements for the continuation of the growth of its present operations from its current cash position, working capital generated by operations, and borrowings from Chemed and other parties. Currently, the Company has not established independent banking relationships. Management believes, however, that the Company would be able to obtain independent bank credit should the need arise. Also, management believes the public securities market would provide an additional source of financing.
  Excess cash remitted to Chemed by the Company is reflected on the balance sheet as a demand deposit. At December 31, 1994, the Company had $9,037,000 of demand deposits with Chemed which are available for future financing needs.
  Stockholders' equity at December 31, 1994, was $67,747,000 as compared with $61,510,000 at December 31, 1993, an increase of $6,237,000. At December 31,
1994, the Company's total long-term debt was 13.4% of its stockholders' equity. The Company has no long-term commitments which would have a significant effect on its consolidated financial condition or the results of its operations.
  In November 1987, the Company's Board of Directors approved a program to repurchase shares of Roto-Rooter common stock. At December 31, 1994, the Company had authority from the Board of Directors to spend up to $2,258,000 for the purchase of shares of Roto-Rooter common stock, subject to certain price and other restrictions.
  Under certain loan agreements and guarantees that Chemed had in place at December 31, 1994, Chemed and Roto-Rooter, as a subsidiary of Chemed, are subject to certain financial restrictions. Because of Chemed's control of Roto-Rooter, these restrictions could limit Roto-Rooter's ability to incur debt and to create liens on its properties. As of December 31, 1994, Chemed was permitted to incur additional debt of $91,828,000, of which secured debt or debt of subsidiaries could not be more than $36,143,000. Because of Roto-Rooter's expectations with respect to its future financial needs, it is not anticipated that these restrictions will have a material effect on the Company.

REPORTING ON ADVERTISING COSTS
  In December 1993, the Accounting Standards Executive Committee issued Statement of Procedure ("S.O.P.") 93-7, "Reporting on Advertising Costs", which requires that advertising costs, except costs of direct response advertising, be expensed no later than the first time the advertising has taken place. Adoption of this statement is required for fiscal years beginning after June 15, 1994.
  Because substantially all of the Company's advertising costs relate to either direct response advertising or are expensed as they are incurred, adoption of S.O.P. 93-7 in 1995 will not materially impact the Company's results of operations or financial position.

SELECTED FINANCIAL DATA
(amounts in thousands except per share data, number of employees, ratios and percentages)

====================================================================================================================================

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
- ------------------------------------------------------------------------------------------------------------------------------------
                                                    1994           1993            1992           1991
- ------------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS:
Operating Revenues                               $171,930       $136,428        $104,688        $84,774
                                                 ========       ========       =========        =======

Depreciation and Amortization                    $  7,227       $  5,169        $  3,831        $ 3,131
                                                 ========       ========       =========        =======

Income before Cumulative Effect of
   Changes in Accounting Principles              $  8,771       $  7,973       $   6,625        $ 5,880
                                                 ========       ========       =========        =======

Net Income                                       $  8,771       $  7,973       $   6,625        $ 5,880
                                                 ========       ========       =========        =======

Earnings Per Common Share before
   Cumulative Effect of Changes in
   Accounting Principles                         $   1.73       $   1.59       $    1.33        $  1.18
                                                 ========       ========       =========        =======

Earnings Per Common Share                        $   1.73       $   1.59       $    1.33        $  1.18
                                                 ========       ========       =========        =======

Average Number of Shares Outstanding                5,066          5,027           4,994          4,974
                                                 ========       ========       =========        =======

Cash Dividends Per Common Share                  $   0.58       $   0.53       $    0.48        $  0.45
                                                 ========       ========       =========        =======

BALANCE SHEET DATA:
   Cash, Demand Deposits with
     Chemed and Marketable Securities            $  9,974       $  6,514       $  17,978        $ 9,091
   Working Capital                                (17,682)       (23,720)           (280)        (3,648)
   Intangible Assets--Net                          65,204         62,299          40,911         41,111
   Total Assets                                   137,383        128,957          93,522         83,345
   Long-Term Debt                                   9,102          8,843           4,782          4,347
   Stockholders' Equity                            67,747         61,510          55,840         51,030

OTHER FINANCIAL INFORMATION:
   Cash Provided by Operating Activities         $ 12,506       $ 12,523       $  15,052        $11,482
   Cash Provided by Operating Activities
     Per Dollar of Net Income                    $   1.43       $   1.57       $    2.27        $  1.95
   Capital Expenditures                             6,214          6,885           3,698          3,533
   Current Ratio                                     0.62           0.52            0.99           0.84
   Total Debt                                    $  9,314       $  9,016       $   5,081        $ 4,476
   Total Debt to Equity Ratio                        13.7%          14.7%            9.1%           8.8%
   Book Value Per Share                          $  13.36       $  12.24       $   11.18        $ 10.26
   Effective Tax Rate                                42.7%          41.6%           41.7%          37.8%
   Return on Average Equity                          13.6%          13.6%           12.4%          12.0%
   Dividend Payout Ratio                             33.5%          33.4%           36.2%          38.2%
   Number of Employees                              2,478          2,260           1,722          1,589

(a) Net income includes $282,000 and earnings per share includes six cents per share aftertax gain resulting from two changes in accounting principles effective January 1, 1988.

SELECTED FINANCIAL DATA
(amounts in thousands except per share data, number of employees, ratios and percentages)
====================================================================================================================================

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
- ------------------------------------------------------------------------------------------------------------------------------------
                                      1990       1989        1988        1987        1986        1985
- ------------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS:
Operating Revenues                   $75,230    $66,842     $62,255     $55,233     $45,292     $36,306
                                     =======    =======     =======     =======     =======     =======

Depreciation and Amortization        $ 2,811    $ 2,448     $ 2,314     $ 2,135     $ 1,765     $ 1,461
                                     =======    =======     =======     =======     =======     =======

Income before Cumulative Effect of
   Changes in Accounting Principles  $ 5,705    $ 5,623     $ 5,504     $ 4,516     $ 3,594     $ 3,122
                                     =======    =======     =======     =======     =======     =======

Net Income                           $ 5,705    $ 5,623     $ 5,786(a)  $ 4,516     $ 3,594     $ 3,122
                                     =======    =======     =======     =======     =======     =======

Earnings Per Common Share before
   Cumulative Effect of Changes in
   Accounting Principles             $  1.15    $  1.14     $  1.13     $  0.93     $  0.74     $  0.65
                                     =======    =======     =======     =======     =======     =======

Earnings Per Common Share            $  1.15    $  1.14     $  1.19(a)  $  0.93     $  0.74     $  0.65
                                     =======    =======     =======     =======     =======     =======

Average Number of Shares Outstanding   4,957      4,953       4,867       4,869       4,848       4,809
                                     =======    =======     =======     =======     =======     =======

Cash Dividends Per Common Share      $  0.42    $  0.36     $  0.29     $  0.23     $  0.19     $ 0.165
                                     =======    =======     =======     =======     =======     =======

BALANCE SHEET DATA:
   Cash, Demand Deposits with
     Chemed and Marketable
     Securities                      $15,960    $12,395     $11,050     $ 6,037     $ 5,978     $ 1,364
   Working Capital                    13,821     12,074      10,192       6,989       5,233       6,207
   Intangible Assets--Net             21,208     21,266      17,930      17,406      17,921      16,198
   Total Assets                       60,545     54,279      48,848      42,619      39,238      34,419
   Long-Term Debt                        488        207         162         233         307         373
   Stockholders' Equity               46,954     43,389      38,808      33,766      30,827      27,520

OTHER FINANCIAL INFORMATION:
   Cash Provided by Operating
     Activities                      $10,641    $ 9,259     $10,520     $ 6,083     $ 5,526     $ 4,713
   Cash Provided by Operating
     Activities Per Dollar of
     Net Income                      $  1.87    $  1.65     $  1.82     $  1.35     $  1.54     $  1.51
   Capital Expenditures                3,623      2,650       3,086       3,658       3,854       2,702
   Current Ratio                        2.32       2.67        2.35        2.12        1.92        2.35
   Total Debt                        $   679    $   518     $   407     $   496     $   373     $   440
   Total Debt to Equity Ratio            1.4%       1.2%        1.0%        1.5%        1.2%        1.6%
   Book Value Per Share              $  9.47    $  8.75     $   7.90    $  6.96     $  6.34     $  5.72
   Effective Tax Rate                   37.9%      37.1%        38.1%      43.2%       49.8%       48.7%
   Return on Average Equity             12.6%      13.7%        15.9%      14.0%       12.3%       11.9%
   Dividend Payout Ratio                36.5%      31.7%        24.4%      24.8%       25.6%       25.4%
   Number of Employees                 1,286      1,212        1,070        986         853         645