Form 10-K, Exhibit 13
period 1995-12-31
ROTO ROOTER INC
filed 1996-03-28
CIK 755548

FINANCIAL HIGHLIGHTS:


ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------------------------------------------------------------
                                                         For the Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------
                        1986      1987      1988     1989       1990      1991      1992       1993       1994       1995
---------------------------------------------------------------------------------------------------------------------------------
Total Operating
  Revenues
  (in thousands)      $45,292   $55,233   $62,255   $66,842   $75,230   $84,774   $104,688   $136,428   $171,930   $179,722

Earnings
  (in thousands)        3,594     4,516     5,504     5,623     5,705     5,880      6,625      7,973      8,771     10,032(a)

Earnings Per
  Common Share
  before Accounting
  Changes
  (in dollars)           0.74      0.93      1.13      1.14      1.15      1.18       1.33       1.59       1.73       1.97(a)

Cash Provided by
  Operating
  Activities
  (in thousands)        5,526     6,083    10,520     9,259    10,641    11,482     15,052     12,523     12,506     14,598


(a) Excluding nonrecurring charges of $355,000 aftertax of 7 cents per share.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

  ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------
CONTENTS

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

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Roto-Rooter, Inc. (a 58%-owned subsidiary of Chemed Corporation) and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Cincinnati, Ohio
February 1, 1996

CONSOLIDATED STATEMENT OF INCOME
(amounts in thousands except per share data)


ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

                                                       For the Year Ended December 31,
                                                        1995        1994       1993
--------------------------------------------------------------------------------------
Total Operating Revenues                              $179,722    $171,930    $136,428
                                                      --------    --------    --------
Cost of Services Provided and Products Sold            108,778     106,111      80,867
Selling, General and Administrative Expenses            46,851      42,625      36,021
Depreciation and Amortization                            7,646       7,227       5,169
Nonrecurring Expenses (Note 8)                             538          --          --
                                                      --------    --------    --------
    Total Costs and Expenses                           163,813     155,963     122,057
                                                      --------    --------    --------
Income from Operations                                  15,909      15,967      14,371
Interest Expense                                          (984)       (839)       (444)
Other Income -- Net                                      1,912         601         431
                                                      --------    --------    --------
Income before Income Taxes and Minority Interest        16,837      15,729      14,358
Income Taxes (Note 11)                                   7,074       6,714       5,971
                                                      --------    --------    --------
Income before Minority Interest                          9,763       9,015       8,387
Minority Interest                                           86         244         414
                                                      --------    --------    --------
NET INCOME                                            $  9,677    $  8,771    $  7,973
                                                      ========    ========    ========

EARNINGS PER COMMON SHARE                             $   1.90    $   1.73    $   1.59
                                                      ========    ========    ========

Average Number of Shares Outstanding                     5,101       5,066       5,027
                                                      ========    ========    ========


The Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET
(amounts in thousands except per share data)



ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
-------------------------------------------------------------------------------------------------------
                                                                                       December 31,
                                                                                    1995        1994
-------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and Cash Equivalents                                                       $  2,350    $    937
  Demand Deposits with Chemed Corporation (Note 12)                                 12,974       9,037
  Statutory Deposits (Note 3)                                                       18,943      14,408
  Accounts Receivable, Less Allowance (1995 -- $1,050; 1994 -- $884)                 6,616       6,593
  Inventories (Note 6)                                                               7,823       7,163
  Deferred Income Taxes (Note 11)                                                    3,168       2,956
  Prepaid Expenses and Other Current Assets (Note 4)                                 2,741       2,597
                                                                                  --------    --------

      Total Current Assets                                                          54,615      43,691

Property and Equipment, at Cost, Less Accumulated Depreciation (Note 7)             25,121      25,213
Intangible Assets, Less Accumulated Amortization (Note 14)                          65,515      65,204
Other Assets                                                                         4,618       3,275
                                                                                  --------    --------

      Total Assets                                                                $149,869    $137,383
                                                                                  ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts Payable                                                                $  8,606    $  7,186
  Deferred Contract Revenue                                                         23,512      22,631
  Income Taxes (Note 11)                                                               851         739
  Other Current Liabilities (Note 10)                                               21,762      16,409
                                                                                  --------    --------

      Total Current Liabilities                                                     54,731      46,965

Deferred Income Taxes (Note 11)                                                      2,696       2,234
Deferred Compensation and Other Noncurrent Liabilities                               4,979       8,046
Long-Term Debt with Chemed Corporation (Note 9)                                      8,424       8,424
Minority Interest (Note 9)                                                           4,053       3,967
                                                                                  --------    --------

      Total Liabilities                                                             74,883      69,636
                                                                                  --------    --------

Stockholders' Equity:
  Preferred Stock -- Authorized 1,000,000 Shares, $1.00 Par Value (None Issued)         --          --
  Common Stock -- Authorized 10,000,000 Shares, $1.00 Par Value
    (Issued 1995 -- 5,413,054 Shares; 1994 -- 5,276,404 Shares)                      5,413       5,276
  Paid-In Capital                                                                   27,521      24,290
  Retained Earnings                                                                 49,309      42,918
  Treasury Stock, at Cost (1995 -- 278,517 Shares; 1994 -- 205,084 Shares)          (7,257)     (4,737)
                                                                                  --------    --------
      Total Stockholders' Equity                                                    74,986      67,747
                                                                                  --------    --------

Commitments and Contingencies (Note 15)

      Total Liabilities and Stockholders' Equity                                  $149,869    $137,383
                                                                                  ========    ========



The Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS
(amounts in thousands)

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
----------------------------------------------------------------------------------------------
                                                              For the Year Ended December 31,
                                                                1995        1994       1993
----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                                  $ 9,677    $  8,771    $  7,973
  Adjustments to Reconcile Net Income to Net Cash
    Provided by Operating Activities:
      Depreciation and Amortization                             7,646       7,227       5,169
      Provision for Deferred Income Taxes                        (311)       (316)       (574)
      Changes in Operating Assets and Liabilities Excluding
        Amounts Acquired in Business Combinations:
         Statutory Deposits                                    (4,535)     (1,232)     (2,419)
         Accounts Receivable                                      (23)       (275)       (913)
         Inventories                                             (599)       (383)     (1,116)
         Prepaid Expenses and Other Current Assets               (122)        343         236
         Accounts Payable                                       1,420      (1,417)      3,016
         Deferred Contract Revenue                                684      (1,217)       (376)
         Income Taxes                                             112         335      (1,466)
         Other Current Liabilities                              1,674         111       1,769
      Other                                                    (1,025)        559       1,224
                                                              -------    --------    --------

  Net Cash Provided by Operating Activities                    14,598      12,506      12,523
                                                              -------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital Expenditures                                         (5,544)     (6,214)     (6,885)
  Business Combinations, Net of Cash Acquired (Note 9)         (2,490)     (1,624)    (20,011)
  Other                                                           995         911          80
                                                              -------    --------    --------

  Net Cash Used for Investing Activities                       (7,039)     (6,927)    (26,816)
                                                              -------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends Paid                                               (3,286)     (2,939)     (2,666)
  Proceeds from Issuance of Long-Term Debt                        447         492       4,224
  Minority Investment in Subsidiary                                --          --       1,056
  Demand Deposits with Chemed Corporation                      (3,937)     (8,277)     12,701
  Other                                                           630         328         215
                                                              -------    --------    --------

  Net Cash (Used for)/Provided by Financing Activities         (6,146)    (10,396)     15,530
                                                              -------    --------    --------

Net Increase/(Decrease) in Cash and Cash Equivalents            1,413      (4,817)      1,237

Cash and Cash Equivalents at Beginning of Year                    937       5,754       4,517
                                                              -------    --------    --------

Cash and Cash Equivalents at End of Year                      $ 2,350    $    937    $  5,754
                                                              =======    ========    ========


The Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT
OF STOCKHOLDERS' EQUITY
(amounts in thousands except per share data)


ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
------------------------------------------------------------------------------------------
                                  Common     Paid-In      Retained    Treasury
                                   Stock     Capital      Earnings      Stock       Total
------------------------------------------------------------------------------------------
Balance, December 31, 1992        $5,145     $21,564     $31,779      $(2,648)     $55,840
  Net Income                          --          --       7,973           --        7,973
  Dividends ($.53 per share)          --          --      (2,666)          --       (2,666)
  Treasury Stock Purchased            --          --          --       (1,701)      (1,701)
  Stock Awards and Exercise
    of Stock Options (Note 5)         91       1,973          --           --        2,064
                                  ------     -------     -------      -------      -------
Balance, December 31, 1993         5,236      23,537      37,086       (4,349)      61,510
  Net Income                          --          --       8,771           --        8,771
  Dividends ($.58 per share)          --          --      (2,939)          --       (2,939)
  Treasury Stock Purchased            --          --          --         (388)        (388)
  Stock Awards and Exercise
    of Stock Options (Note 5)         40         753          --           --          793
                                  ------     -------     -------      -------      -------
Balance, December 31, 1994         5,276      24,290      42,918       (4,737)      67,747
  Net Income                          --          --       9,677           --        9,677
  Dividends ($.64 per share)          --          --      (3,286)          --       (3,286)
  Treasury Stock Purchased            --          --          --       (2,520)      (2,520)
  Stock Awards and Exercise
    of Stock Options (Note 5)        137       3,231          --           --        3,368
                                  ------     -------     -------      -------      -------

Balance, December 31, 1995        $5,413     $27,521     $49,309      $(7,257)     $74,986
                                  ======     =======     =======      =======      =======

The Notes to Consolidated Financial Statements are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------
NOTE 1. SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

Principles of Consolidation:

   The accompanying consolidated financial statements present the financial position, results of operations and cash flows of Roto-Rooter, Inc. and all subsidiary companies ("Roto-Rooter" or "Company"). All significant intercompany transactions and balances have been eliminated.

   Chemed Corporation ("Chemed") owned 58% of the Company's outstanding common stock on December 31, 1995.

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

Depreciation of Properties and Equipment:

   Depreciation of properties and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from two to 30 years. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected currently in income.

Intangible Assets:

   Intangible assets include specifically identifiable intangible assets arising principally from business acquisitions accounted for as purchase transactions, as well as the excess of cost over the fair value of tangible and identifiable intangible assets acquired. These assets are amortized on a straight-line basis over the periods to be benefited, which is currently estimated to be between five and 40 years.

   The Company periodically makes an estimation and valuation of the future benefits of its intangible assets based on key financial indicators. If the projected undiscounted cash flows of a major business unit indicate that any of the intangible assets have been impaired, a write-down to fair value is made.

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

Estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications:

   Certain reclassifications of prior-year amounts have been made to conform with the current-year presentation.
--------------------------------------------------------------------------------
NOTE 2. SEGMENT INFORMATION

   The Company operates in one business segment. All significant revenues relate to providing repair and maintenance services to residential, commercial, industrial and municipal customers through both company-owned and franchised operations. The Company also manufactures and sells some of the equipment used to provide such services.

   Summarized below are operating revenues and direct costs which resulted from services provided and products sold by the Company to its independently-owned franchised locations (amounts in thousands):

                                                         For the Year Ended
                                                             December 31,
                                                      --------------------------
                                                       1995      1994      1993
                                                      ------    ------    ------
Operating Revenues                                    $6,948    $7,171    $6,601
                                                      ======    ======    ======

Direct Costs                                          $2,662    $3,002    $2,942
                                                      ======    ======    ======

   The Company does not derive more than 1% of its operating revenues from any individual foreign or domestic customer, government agency or from export sales.
--------------------------------------------------------------------------------
NOTE 3. STATUTORY DEPOSITS

   In connection with the Company's service contract business and in accordance with certain regulatory requirements, the Company maintains cash and certificates of deposits with certain regulatory agencies. The Company is also required to maintain additional unencumbered reserves. The Company is in compliance with these requirements.
--------------------------------------------------------------------------------
NOTE 4. PREPAID EXPENSES AND OTHER
CURRENT ASSETS

   At December 31, 1995, prepaid expenses and other current assets included prepaid yellow pages expense of $1,921,000 (1994 -- $1,817,000).

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

NOTE 5. STOCK INCENTIVE PLANS

   The Company has five Stock Incentive Plans covering options to purchase up to 1,050,000 shares of its common stock. The latest plan, covering 200,000 shares, was adopted in May 1995. Under these plans, Roto-Rooter Common Stock may be issued to key employees pursuant to the grant of stock awards and/or options to purchase such shares. Options are granted at a price equal to the market value on the date of grant and become exercisable beginning one year following the date of grant in four approximately equal annual installments. The changes in outstanding stock options follow:

                                           1995                     1994
                                    -------------------      -------------------
                                    NUMBER                   Number
                                      OF          AVG.         of          Avg.
                                    SHARES       PRICE       Shares       Price
Options Outstanding
  at Beginning of Year              429,286      $22.27      378,797      $20.86
Options Granted                          --          --       83,050       27.00
Options Exercised                  (119,188)      19.64      (23,861)      15.33
Options Terminated
  or Cancelled                      (10,188)      25.16       (8,700)      24.91
                                   --------                  -------
Options Outstanding
  at End of Year                    299,910      $23.22      429,286      $22.27
                                   ========                  =======




   At December 31, 1995, options for 162,514 shares were exercisable and 229,528 (December 31, 1994 -- 37,852) shares were available for granting of additional stock options and stock awards.

   During 1995, the Company granted stock awards covering 17,462 shares (1994 -- 16,246) under its Stock Incentive Plans. The shares of common stock were issued to key employees at no cost and generally are restricted as to the transfer of ownership. Restrictions covering one-third of each holder's shares lapse annually, commencing one year after the date of grant.
--------------------------------------------------------------------------------
NOTE 6. INVENTORIES

   A summary of inventories follows (amounts in thousands):

                                                             December 31,
                                                          ------------------
                                                           1995        1994
                                                          ------      ------
Raw Materials, Supplies and
  General Merchandise                                     $6,866      $6,353
In Process                                                    33          29
Finished Goods                                               924         781
                                                          ------      ------
Total Inventories                                         $7,823      $7,163
                                                          ======      ======



NOTE 7. PROPERTY AND EQUIPMENT

   A summary of property and equipment follows (amounts in thousands):

                                                              December 31,
                                                     --------------------------
                                                       1995              1994
                                                     --------          --------
Land                                                 $  2,070          $  2,098
Buildings                                               9,415             9,193
Machinery and Equipment                                22,954            20,492
Furniture, Fixtures and Other                           9,303             8,068
                                                     --------          --------
Total Property and Equipment                           43,742            39,851
Accumulated Depreciation                              (18,621)          (14,638)
                                                     --------          --------
Net Property and Equipment                           $ 25,121          $ 25,213
                                                     ========          ========


   Depreciation expense for the year ended December 31, 1995 was $5,154,000 (1994 -- $5,013,000; 1993 -- $3,465,000).

   The Company has operating leases which cover various plant, warehouse and office facilities, office equipment, and plant and transportation equipment. The remaining terms of these leases range from approximately one to 11 years and, in most cases, management expects that these leases will be renewed or replaced by other leases in the normal course of business.

   The following is a schedule, by year, of future minimum rental payments required under operating leases that have initial or remaining noncancellable terms in excess of one year at December 31, 1995 (amounts in thousands):

       1996                                                  $1,704
       1997                                                   1,304
       1998                                                   1,078
       1999                                                     852
       2000                                                     659
       Thereafter                                             3,076
                                                             ------
         Total                                               $8,673
                                                             ======

   Total rent expense for the year ended December 31, 1995 was $1,888,000 (1994 -- $1,681,000; 1993 -- $1,368,000).
--------------------------------------------------------------------------------
NOTE 8. NONRECURRING EXPENSES

   Nonrecurring expenses of $538,000 ($355,000 aftertax or $.07 per share) were recorded in the third quarter of 1995 related to legal, investment banking and other expenses as a result of discussions with Roto-Rooter's 58% majority stockholder, Chemed, regarding Chemed's potential acquisition of the minority shares in Roto-Rooter. The discussions were terminated in August 1995.

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

NOTE 9. BUSINESS COMBINATIONS

   During 1995, the Company acquired four independently owned Roto-Rooter franchises and the service contract business of Prime Management Group, Inc. in five separate purchase transactions. The aggregate purchase price of these transactions was $2,490,000.

   During 1994, the Company acquired three independently owned Roto-Rooter franchises in three separate purchase transactions. The aggregate purchase price of these acquisitions was $1,624,000.

   During 1993, the Company acquired seven independently owned Roto-Rooter franchises in seven separate purchase transactions. The aggregate purchase price of these acquisitions was $2,411,000.

   In addition, on July 16, 1993, the Company, through its 70%-owned subsidiary, Service America Systems, Inc. ("Service America"), acquired 100% of the outstanding common shares of Encore Service Systems, Inc. ("Encore"), a Florida corporation headquartered in Boca Raton, Florida. Encore primarily provides residential air conditioning and appliance repair services through service contracts in Florida and Arizona. The Company and Chemed funded the Encore acquisition in a 70%:30% ratio.

   The purchase price, including transaction-related expenses for the Encore acquisition, was $17,600,000 and was funded as follows (amounts in thousands):

            Cash from the Company                           $12,320
            Cash from Chemed                                  1,056
            Long-Term Debt Provided by Chemed                 4,224
                                                            -------
                                                            $17,600
                                                            =======


   Chemed's investment in Encore (through Service America) and its share of the earnings of Service America subsequent to the acquisition are shown as minority interest in these financial statements. Long-term debt to Chemed is payable on January 1, 1997, although management expects the term of the debt will be extended. The interest rate on the debt is fixed at 8.15%.

   The purchase price paid by Service America for Encore under the terms of the agreement was $17,000,000 in cash at closing, plus contingent payments based upon achievement of certain sales and earnings levels during the 36-month period following closing of this transaction (the maximum amount payable under the contingent payments is $8,800,000).

   Based on Encore's results through December 31, 1995, a sales-based contingent payment of $3,800,000 was earned in full and is due in July 1996. The present value of this payment is $3,679,000 and is recorded in both intangible assets (excess of cost over net assets acquired) and other current liabilities. Because it was a noncash transaction, this transaction was not reflected in the Consolidated Statement of Cash Flows. Management does not anticipate any additional contingent payments.

   All of the aforementioned business combinations were accounted for as purchase transactions and have been included in the Consolidated Statement of Income from the dates of acquisition. All of these acquired businesses are primarily engaged in providing repair and maintenance services.

   Summarized unaudited pro forma financial data, which assume that the above-described business combinations were made at the beginning of the year preceding the year of acquisition, follow (amounts in thousands):

                                       For the Year Ended
                                          December 31,
                              ------------------------------------
                                1995          1994          1993
                              --------      --------      --------
Total Operating Revenues      $181,697      $176,274      $161,062



   Pro forma consolidated information is presented for informational purposes only and does not purport to be indicative of results which would actually have been obtained if the combinations had been in effect for the periods indicated or which may be obtained in the future. Pro forma net income and earnings per share are not provided as pro forma results do not differ materially from actual reported results.

   Assets acquired and liabilities assumed with respect to these acquisitions have been recorded at their estimated fair values at the date of acquisition. A summary of the allocation of the purchase price of net assets acquired and liabilities assumed in business combinations follows (amounts in thousands):

                                                         December 31,
                                              ----------------------------------
                                               1995         1994         1993
                                              ------       ------      --------
Intangible Assets                             $1,982       $1,574      $ 23,552
Working Capital                                  (10)          17       (12,918)
Properties, Equipment and Other                  621           33         4,571
Deferred Taxes                                    --           --          (763)
Other Assets (Primarily
  Statutory Reserves)                             --           --         6,275
                                              ------       ------      --------
                                               2,593        1,624        20,717
Less: Cash and Cash
  Equivalents Acquired                          (103)          --          (706)
                                              ------       ------      --------
Total Net Assets                              $2,490       $1,624      $ 20,011
                                              ======       ======      ========

--------------------------------------------------------------------------------
NOTE 10. OTHER CURRENT LIABILITIES

   At December 31, 1995, other current liabilities included accrued insurance of $10,535,000 (1994 -- $9,589,000).

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

NOTE 11. INCOME TAXES

   On January 1, 1993, the Company adopted Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 was adopted on a prospective basis.

   The implementation of FAS 109 did not have a material effect on the consolidated Statement of Income for the year ended December 31, 1993.

   The provision for income taxes comprises the following (amounts in thousands):

                                                    For the Year Ended
                                                        December 31,
                                           ------------------------------------
                                            1995           1994           1993
                                           ------         ------         ------
Current
  Federal                                  $6,450         $6,191         $5,894
  State and Local                             935            839            651
Deferred                                     (311)          (316)          (574)
                                           ------         ------         ------
Total Income Tax Provision                 $7,074         $6,714         $5,971
                                           ======         ======         ======
Income Taxes Paid                          $6,707         $5,968         $7,131
                                           ======         ======         ======



   Deferred tax assets (liabilities) are comprised as follows (amounts in thousands):

                                                             December 31,
                                                      -------------------------
                                                       1995               1994
                                                      -------           -------
Insurance                                             $ 3,321           $ 3,017
Pensions                                                1,122               946
Bad Debts                                                 321               315
Other                                                   1,186             1,108
                                                      -------           -------
Gross Deferred Tax Assets                               5,950             5,386
                                                      -------           -------
Depreciation                                           (2,384)           (2,340)
Intangibles                                            (1,512)             (902)
Advertising                                            (1,124)             (956)
Other                                                    (458)             (466)
                                                      -------           -------
Gross Deferred Tax Liabilities                         (5,478)           (4,664)
                                                      -------           -------
Net Deferred Tax Assets                               $   472           $   722
                                                      =======           =======



   The difference between the statutory U.S. federal income tax rate and the effective tax rate is explained as follows:

                                                      For the Year Ended
                                                          December 31,
                                               --------------------------------
                                               1995          1994          1993
                                               ----          ----          ----
Statutory U.S. Federal
  Income Tax Rate                              35.0%         35.0%         34.0%
Absence of Income Tax Benefit
  on Intangibles Amortization                   3.8           4.7           3.8
State and Local Income Taxes,
  Less Federal Income Tax Benefit               3.6           3.5           3.0
Other Items  -- Net                            (0.4)         (0.5)          0.8
                                               ----          ----           ---
Effective Tax Rate                             42.0%         42.7%         41.6%
                                               ====          ====          ====

--------------------------------------------------------------------------------
NOTE 12. RELATED PARTY TRANSACTIONS

   In addition to the transactions involving Chemed described in Note 9, the Company conducts the following transactions with Chemed.

   Roto-Rooter has an agreement with Chemed under which Roto-Rooter pays a stipulated fee based on Chemed's cost for providing certain administrative, financial, internal audit and legal services, and other staff functions to the Company. The Company also rents space for its corporate headquarters from Chemed. The method by which such fees and expenses are determined and allocated is deemed reasonable by management. For the years ended December 31, 1995, 1994 and 1993, fees and expenses of $796,000, $741,000 and $616,000, respectively, were paid to Chemed.

   Roto-Rooter also has an agreement with Chemed under which funds in excess of the Company's working capital requirements are deposited with Chemed. These unsecured deposits earned interest at a rate determined on the basis of United States Treasury Notes and are payable upon demand. Advances made by Chemed to the Company carry the same terms and interest rates as the Company's demand deposits with Chemed. For the years ended December 31, 1995, 1994 and 1993, interest income of $1,424,000, $618,000 and $540,000, respectively, was earned on these deposits, while interest expense of $631,000, $603,000 and $351,000 was incurred on long-term debt due to Chemed in 1995, 1994 and 1993.

   Total interest paid by the Company for the years ended December 31, 1995, 1994 and 1993 was $753,000, $705,000 and $444,000 which includes interest paid on debt with outsiders as well as Chemed.
--------------------------------------------------------------------------------
NOTE 13. PENSION AND RETIREMENT PLANS

   All employees of the Company who meet certain age and service requirements are eligible to participate in the various contributory and noncontributory defined contribution plans. Expenses of the Company related to pension and other similar plans for the year ended December 31, 1995 were $1,996,000 (1994 -- $1,700,000; 1993 -- $1,500,000).
--------------------------------------------------------------------------------
NOTE 14. INTANGIBLE ASSETS

   A summary of intangible assets follows (amounts in thousands):

                                                              December 31,
                                                      -------------------------
                                                         1995             1994
                                                      --------         --------
Excess of Cost over Net Assets Acquired               $ 64,359         $ 61,675
Tradename                                                7,170            7,100
Other Intangibles                                        6,869            6,800
                                                      --------         --------
Total Intangibles                                       78,398           75,575
Accumulated Amortization                               (12,883)         (10,371)
                                                      --------         --------
Net Intangible Assets                                 $ 65,515         $ 65,204
                                                      ========         ========

   Amortization expense for the year ended December 31, 1995 was $2,492,000 (1994 -- $2,214,000; 1993 -- $1,704,000).

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

NOTE 15. LEGAL PROCEEDINGS

   On July 18, 1995, an association of certain Roto-Rooter franchisees filed a lawsuit in the United States District Court for the Southern District of Florida, Miami Division, against Roto-Rooter Corporation, Roto-Rooter, Inc. and Chemed Corporation. Plaintiffs allege that the defendants breached the Franchise Agreements and the implied covenant of good faith and fair dealing by requiring that renewing franchisees execute the Franchise Agreements with certain revised provisions. These provisions cover fees, advertising expenditures, territorial rights, termination, trademarks and sales reporting. Plaintiffs seek a declaratory judgment that these are unreasonable revisions which are impermissible under the terms of the Franchise Agreement. Plaintiffs also seek unspecified amounts of compensatory damages, lost profits, lost future profits, lost goodwill, costs and attorneys' fees. The Company disputes these claims and will vigorously defend its rights under the Franchise Agreement. The Company believes that the disposition of this matter will not have a material effect on the financial position of the Company.

--------------------------------------------------------------------------------
NOTE 16. FINANCIAL INSTRUMENTS

   The following methods and assumptions are used in estimating the fair value of Roto-Rooter's financial instruments:

   For cash and cash equivalents, demand deposits with Chemed Corporation, accounts receivable, statutory deposits and accounts payable, the carrying amount is a reasonable estimate of fair value because of the liquidity and short-term nature of these instruments.

   For long-term debt, fair value is calculated by discounting the future cash outlays associated with each debt instrument using interest rates currently available to Roto-Rooter for debt issues with similar terms and remaining maturities.

   The estimated fair values of the Company's financial instruments are as follows (amounts in thousands):

                                        DECEMBER 31,            December 31,
                                           1995                    1994
                                   ---------------------    --------------------
                                   CARRYING       FAIR      Carrying       Fair
                                    AMOUNT        VALUE      Amount        Value
                                   --------      -------    --------     -------
Demand Deposits
 with Chemed                       $12,974       $12,974    $ 9,037      $ 9,037
Statutory Deposits                  18,943        18,943     14,408       14,408
Long-Term Debt,
 Including Current Portion           1,002         1,058        890          859
Long-Term Debt
 with Chemed                         8,424         8,534      8,424        8,444
Acquisition Performance
 Payment Included in
 Other Noncurrent Liabilities          --            --       3,448        3,409
Acquisition Performance
 Payment Included in
 Other Current
 Liabilities                         3,679         3,690        --           --

================================================================================

UNAUDITED QUARTERLY FINANCIAL DATA

   Following is a summary of the Company's quarterly results of operations for 1995 and 1994 (amounts in thousands except per share data):

1995                                       First Quarter Second Quarter Third Quarter Fourth Quarter Total Year
---------------------------------------------------------------------------------------------------------------
Total Operating Revenues                      $43,727       $43,271        $45,280      $47,444      $179,722
                                              =======       =======        =======      =======      ========
Gross Profit                                  $17,081       $16,923        $17,861      $19,079      $ 70,944
                                              =======       =======        =======      =======      ========
Net Income                                    $ 2,251       $ 2,225        $ 2,280      $ 2,921      $  9,677
                                              =======       =======        =======      =======      ========
Earnings Per Common Share                     $  0.44       $  0.44        $  0.45      $  0.57      $   1.90
                                              =======       =======        =======      =======      ========
Average Number of Shares Outstanding            5,081         5,088          5,106        5,130         5,101
                                              =======       =======        =======      =======      ========
-------------------------------------------------------------------------------------------------------------
1994
-------------------------------------------------------------------------------------------------------------
Total Operating Revenues                      $41,536       $41,900        $43,057      $45,437      $171,930
                                              =======       =======        =======      =======      ========
Gross Profit                                  $15,590       $15,574        $16,686      $17,969      $ 65,819
                                              =======       =======        =======      =======      ========
Net Income                                    $ 1,849       $ 1,906        $ 2,329      $ 2,687      $  8,771
                                              =======       =======        =======      =======      ========
Earnings Per Common Share                     $   .37       $   .38        $   .46      $   .53      $   1.73
                                              =======       =======        =======      =======      ========
Average Number of Shares Outstanding            5,055         5,068          5,069        5,071         5,066
                                              =======       =======        =======      =======      ========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

   The following table summarizes key items from the Consolidated Statement of Income.

                                           Percentage of
                                     Total Operating Revenues
                                 ----------------------------------
                                      Year Ended December 31,
                                 ----------------------------------
                                 1995          1994           1993
                                 -----         -----          -----
Total Operating Revenues         100.0%        100.0%         100.0%
Total Costs and Expenses Before
  Nonrecurring Charges            90.8          90.7           89.5
Nonrecurring Charges               0.3          --             --
                                 -----         -----          -----
Total Costs and Expenses          91.1          90.7           89.5
                                 -----         -----          -----
Income from Operations             8.9           9.3           10.5
Interest Expense                  (0.5)         (0.5)          (0.3)
Other Income -- Net                1.0           0.3            0.3
                                 -----         -----          -----
Pretax Income                      9.4           9.1           10.5
Income Taxes                       4.0           3.9            4.4
Minority Interest                  --            0.1            0.3
                                 -----         -----          -----
Net Income                         5.4%          5.1%           5.8%
                                 =====         =====          =====


1995 VS. 1994

   In 1995, the Company's total operating revenues increased to $179,722,000 or 4.5% over 1994 revenues. Excluding Encore Maintenance and Management ("M&M")( a business which was sold effective March 31, 1995), Roto-Rooter's total operating revenues for 1995 were $178,963,000, or 8.0% above comparable revenues of $165,643,000 in 1994. The increase in operating revenues, excluding M&M, in 1995 was primarily due to higher sewer and drain cleaning and plumbing revenues. Sewer and drain cleaning revenues increased to $58,149,000, or 10.1% above the $52,793,000 reported in 1994. Plumbing revenues grew to $43,209,000 in 1995, $6,161,000 or 16.6% above comparable 1994 revenues. Service contract revenues were $50,241,000 in 1995 or 0.3% above comparable revenues reported in 1994.

   Roto-Rooter's operating profit margin decreased from 9.3% for the year ended December 31, 1994, to 8.9% for the year ended December 31, 1995 primarily as a result of two items. First, during 1995, Roto-Rooter incurred expenses of $538,000 pretax ($355,000 and 7 cents-per-share aftertax) related to legal, investment banking and other expenses as a result of discussions with Roto-Rooter's 58% majority stockholder, Chemed Corporation ("Chemed"), regarding Chemed's potential acquisition of the minority shares of Roto-Rooter. The discussions were terminated in August 1995. These nonrecurring expenses accounted for 0.3 of the 0.4 percentage point decline in margin. In addition, the company's service contract business experienced a higher-than-expected increase in service calls completed per contract in 1995 which resulted in a decline in margin on its service contract revenues. The company is working to stabilize the number of jobs completed per contract by improving the first-time fix rate and by solving more problems over the phone by educating customers about how to solve simple problems.

   Cash reserves (made up of cash and cash equivalents, demand deposits with Chemed and statutory deposits) totaled $34,267,000 at December 31, 1995, a $9,885,000 or 40.5% increase above the balance of $24,382,000 at December 31, 1994. The Company's Other Income -- Net increased from 0.3 percent of operating revenues in 1994 to 1.0 percent of operating revenues in 1995, primarily as a result of the higher interest-earning cash reserves. Due to the increase in Other Income -- Net, the Company's pretax margin increased from 9.1% in 1994 to 9.4% in 1995.

   Roto-Rooter's effective income tax rate declined from 42.7% of pretax profit in 1994 to 42.0% of pretax profit in 1995 due primarily to lower amortization of nondeductible intangibles in 1995.

   Net income increased from $8,771,000 in 1994 to $9,677,000 in 1995, an increase of 10.3%. Earnings, excluding the nonrecurring charges, increased to $10,032,000, or 14.4% above 1994. The increase in net income primarily resulted from higher sewer and drain cleaning and plumbing sales and higher interest earned on the Company's growing cash reserves.

   Earnings per share increased 9.8% from $1.73 in 1994 to $1.90 in 1995. Earnings per share, before nonrecurring expenses, increased to $1.97 in 1995, an increase of 13.9% over comparable earnings per share in 1994. There was no material change in the average number of shares outstanding in 1995 and 1994.

1994 VS. 1993

   In 1994, the Company's total operating revenues increased to $171,930,000 or 26.0% over 1993 revenues. The increase in operating revenues in 1994 was primarily due to the acquisition of Encore Service Systems, Inc. ("Encore") by Roto-Rooter's 70%-owned subsidiary, Service America Systems, Inc. ("Service America," previously Convenient Home Services, Inc.) and excellent sewer and drain cleaning and plumbing revenue growth.

   Excluding businesses acquired on or after January 1, 1993, total operating revenues for 1994 would have been $131,588,000, or 13.6% above the comparable revenues of $115,836,000 in 1993. Sewer and drain cleaning revenues increased to $52,793,000 or 9.1% above the $48,384,000

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

reported in 1993. Plumbing revenues grew to $37,048,000 in 1994, or 20.5% above the comparable 1993 revenues.

   Roto-Rooter's operating profit margin decreased from 10.5% for the year ended December 31, 1993, to 9.3% for the year ended December 31, 1994. There were several items affecting Roto-Rooter's operating profit margin in 1994 when compared with 1993.

   Favorably affecting Roto-Rooter's operating profit margin was a decline in insurance costs from 4.4% of total operating revenues in 1993 to 2.9% of total operating revenues in 1994. Prior to 1993, Roto-Rooter had experienced several years of rising insurance costs as a percentage of total operating revenues.

   Offsetting the lower insurance costs as a percent of total operating revenues were (1) the Encore acquisition, which as expected, had lower margins than those margins achieved in the Company's other repair and maintenance businesses, and
(2) higher material and labor costs as a percent of total operating revenues.

   The higher material usage costs resulted from higher material usage per service call in the service contract business, and a changing sales mix to jobs that have a higher material cost component. The higher material usage per service call in the service contract business is being addressed in part by enhancing the training of new service technicians in areas where reduced materials could be used on service calls. In the service contract business, material usage costs, as a percent of sales, were lower in the fourth quarter of 1994 as compared with the first nine months of 1994. In 1995, material costs per service call improved from $14.14 per call in 1994 to $13.59 per call in 1995.

   The higher labor costs, as a percent of sales, resulted from expansion of the service technician manpower in the Company's service contract business faster than the rate of service contract growth (during the first two quarters of 1994) and expansion of the plumbing and drain cleaning labor force. In addition, the Company made investments in labor in key areas of the business which are important to future growth. These investments were primarily sales and training related. The Company was successful during the second half of 1994 in bringing manpower levels in its service contract business in line with its service contract growth.

   The Company's effective income tax rate increased from 41.6% of pretax profit in 1993 to 42.7% of pretax profit in 1994 due primarily as a result of nondeductible intangibles amortization resulting from the Encore acquisition and higher state income taxes.

   Net income increased from $7,973,000 in 1993 to $8,771,000 in 1994, an increase of 10.0%. The increase in net income resulted primarily from excellent internal sales growth and lower insurance costs as a percent of total operating revenues.

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

LIQUIDITY AND CAPITAL RESOURCES

   During 1995, as noted on the Consolidated Statement of Cash Flows, the Company generated $14,598,000 of cash from operating activities. This amount was well in excess of the amounts needed to finance capital expenditures and dividends of $5,544,000 and $3,286,000, respectively. After these uses, the Company still had $5,768,000 of cash available for business acquisitions and other uses.

   At December 31, 1995, the Company's current ratio was 1:1. This represented an improvement from the .93:1 current ratio at December 31, 1994 and resulted from higher earnings and cash generated from operations. The Company's total debt, as a percentage of its stockholders' equity, has improved from 13.7% at December 31, 1994 to 12.7% at December 31, 1995.

   The following table illustrates Roto-Rooter's continuing ability to generate cash from operations to finance its operating requirements (amounts in thousands):

                                           December 31,
                            ----------------------------------------
                              Total
                            1993-1995     1995      1994       1993
                            ---------   -------   -------    -------
Net Cash Provided
 by Operating
 Activities                 $ 39,627    $14,598   $12,506    $12,523
Cash Used for:
  Capital
   Expenditures              (18,643)    (5,544)   (6,214)    (6,885)
  Dividends                   (8,891)    (3,286)   (2,939)    (2,666)
                            --------    -------   -------    -------
Cash Available
 for Business
 Acquisitions
 and Other Uses              $12,093    $ 5,768   $ 3,353    $ 2,972
                            ========    =======   =======    =======

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

   For the three years ended December 31, 1995, the Company made net cash payments in the amounts of $2,043,000, $1,132,000 and $14,731,000, respectively, for business acquisitions. During the three-year period ended December 31, 1995, the total cash generated and available for business acquisitions and other uses of $12,093,000 was exceeded by the cash used for business acquisitions of $17,906,000 by $5,813,000. The excess of cash used for business acquisitions over the amount of total cash generated and available for business acquisitions and other uses was funded by cash and cash equivalents on hand, demand deposits with Chemed Corporation and long-term debt with Chemed. The Company believes it can adequately meet its capital requirements for the continuation of the growth of its present operations from its current cash position, demand deposits with Chemed, working capital generated by operations, and borrowings from Chemed and other parties. Currently, the Company has not established independent banking relationships. Management believes, however, that the Company would be able to obtain independent bank credit should the need arise. Also, management believes the public securities market would provide an additional source of financing.

   Stockholders' equity at December 31, 1995, was $74,986,000 as compared with $67,747,000 at December 31, 1994, an increase of $7,239,000. The Company has no long-term commitments which would have a significant effect on its consolidated financial condition or the results of its operations.

   In November 1987, the Company's Board of Directors approved a program to repurchase shares of Roto-Rooter Common Stock. At December 31, 1995, the Company had authority from the Board of Directors to spend up to $2,258,000 for the purchase of shares of Roto-Rooter Common Stock, subject to certain price and other restrictions.

   Under certain loan agreements and guarantees that Chemed had in place at December 31, 1995, Chemed and Roto-Rooter, as a subsidiary of Chemed, are subject to certain financial restrictions. Because of Chemed's control of Roto-Rooter, these restrictions could limit Roto-Rooter's ability to incur debt and to create liens on its properties. As of December 31, 1995, Chemed was permitted to incur additional debt of $99,147,000, of which, secured debt or debt of subsidiaries could not be more than $37,752,000. Because of Roto-Rooter's expectations with respect to its future financial needs, it is not anticipated that these restrictions will have a material effect on the Company.

REPORTING ON STOCK-BASED COMPENSATION

   In October 1995, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 ("FAS No. 123"), "Accounting for Stock-Based Compensation," which allows for a choice of accounting methods for transactions that are within the scope of Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees." Roto-Rooter does not plan to adopt the fair value based method for accounting for stock options or similar equity instruments as described in FAS No. 123, but will provide the pro forma disclosures required by FAS No. 123 effective for fiscal years beginning after December 15, 1995.

   Because the Company does not issue stock options to non-employees and as a result of the Company's election to continue to account for issuance of stock options under APB No. 25, it is expected that the provisions of FAS No. 123 will not have a material impact on the Company's results of operations or financial position.

SELECTED FINANCIAL DATA
(amounts in thousands except per share data, number of employees, ratios and percentages)

ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

                                                  1995           1994           1993         1992         1991         1990
-------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS:
Operating Revenues                             $ 179,722       $ 171,930     $ 136,428     $ 104,688    $  84,774    $  75,230
                                               =========       =========     =========     =========    =========    =========
Depreciation and Amortization                  $   7,646       $   7,227     $   5,169     $   3,831    $   3,131    $   2,811
                                               =========       =========     =========     =========    =========    =========
Income before Cumulative Effect of
  Changes in Accounting Principles             $   9,677(a)    $   8,771     $   7,973     $   6,625    $   5,880    $   5,705
                                               =========       =========     =========     =========    =========    =========
Net Income                                     $   9,677(a)    $   8,771     $   7,973     $   6,625    $   5,880    $   5,705
                                               =========       =========     =========     =========    =========    =========
Earnings Per Common Share before
  Cumulative Effect of Changes in Accounting
  Principles                                   $    1.90(a)    $    1.73     $    1.59     $    1.33    $    1.18    $    1.15
                                               =========       =========     =========     =========    =========    =========
Earnings Per Common Share                      $    1.90(a)    $    1.73     $    1.59     $    1.33    $    1.18    $    1.15
                                               =========       =========     =========     =========    =========    =========
Average Number of Shares Outstanding               5,101           5,066         5,027         4,994        4,974        4,957
                                               =========       =========     =========     =========    =========    =========
Cash Dividends Per Common Share                $    0.64       $    0.58     $    0.53     $    0.48    $    0.45    $    0.42
                                               =========       =========     =========     =========    =========    =========
BALANCE SHEET DATA:
  Cash, Demand Deposits with Chemed
    and Statutory Deposits                     $  34,267       $  24,382     $  19,690     $  22,501    $  13,103    $  15,960
  Working Capital                                   (116)         (3,274)      (10,544)        4,243          364       13,821
  Intangible Assets -- Net                        65,515          65,204        62,299        40,911       41,111       21,208
  Total Assets                                   149,869         137,383       128,957        93,522       83,345       60,545
  Long-Term Debt                                   9,384           9,102         8,843         4,782        4,347          488
  Stockholders' Equity                            74,986          67,747        61,510        55,840       51,030       46,954

OTHER FINANCIAL INFORMATION:
  Cash Provided by Operating Activities        $  14,598       $  12,506     $  12,523     $  15,052    $  11,482    $  10,641
  Cash Provided by Operating Activities
    Per Dollar of Net Income                   $    1.51       $    1.43     $    1.57     $    2.27    $    1.95    $    1.87
  Capital Expenditures                             5,544           6,214         6,885         3,698        3,533        3,623
  Current Ratio                                     1.00            0.93          0.79          1.15         1.02         2.32
  Total Debt                                   $   9,546       $   9,314     $   9,016     $   5,081    $   4,476    $     679
  Total Debt to Equity Ratio                        12.7%           13.7%         14.7%          9.1%         8.8%         1.4%
  Book Value Per Share                         $   14.60       $   13.36     $   12.24     $   11.18    $   10.26    $    9.47
  Effective Tax Rate                                42.0%           42.7%         41.6%         41.7%        37.8%        37.9%
  Return on Average Equity                          13.6%           13.6%         13.6%         12.4%        12.0%        12.6%
  Dividend Payout Ratio                             34.0%           33.5%         33.4%         36.2%        38.2%        36.5%
  Number of Employees                              2,599           2,478         2,260         1,722        1,589        1,286

(a) Net income includes $355,000 aftertax and earnings per share includes seven cents per share aftertax loss resulting from nonrecurring charges related to Chemed's attempted acquisition of the minority shares in Roto-Rooter.

(b) Net income includes $282,000 aftertax and earnings per share includes six cents per share aftertax gain resulting from two changes in accounting principles effective January 1, 1988.

                                                 1989         1988           1987          1986
-------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS:
Operating Revenues                             $  66,842    $  62,255      $  55,233    $  45,292
                                               =========    =========      =========    =========
Depreciation and Amortization                  $   2,448    $   2,314      $   2,135    $   1,765
                                               =========    =========      =========    =========
Income before Cumulative Effect of
  Changes in Accounting Principles             $   5,623    $   5,504      $   4,516    $   3,594
                                               =========    =========      =========    =========
Net Income                                     $   5,623    $   5,786(b)   $   4,516    $   3,594
                                               =========    =========      =========    =========
Earnings Per Common Share before
  Cumulative Effect of Changes in Accounting
  Principles                                   $    1.14    $    1.13      $    0.93    $    0.74
                                               =========    =========      =========    =========
Earnings Per Common Share                      $    1.14    $    1.19(b)   $    0.93    $    0.74
                                               =========    =========      =========    =========
Average Number of Shares Outstanding               4,953        4,867          4,869        4,848
                                               =========    =========      =========    =========
Cash Dividends Per Common Share                $    0.36    $    0.29      $    0.23    $    0.19
                                               =========    =========      =========    =========
BALANCE SHEET DATA:
  Cash, Demand Deposits with Chemed
    and Statutory Deposits                     $  12,395    $  11,050      $   6,037    $   5,978
  Working Capital                                 12,074       10,192          6,989        5,233
  Intangible Assets -- Net                        21,266       17,930         17,406       17,921
  Total Assets                                    54,279       48,848         42,619       39,238
  Long-Term Debt                                     207          162            233          307
  Stockholders' Equity                            43,389       38,808         33,766       30,827

OTHER FINANCIAL INFORMATION:
  Cash Provided by Operating Activities        $   9,259    $  10,520      $   6,083    $   5,526
  Cash Provided by Operating Activities
    Per Dollar of Net Income                   $    1.65    $    1.82      $    1.35    $    1.54
  Capital Expenditures                             2,650        3,086          3,658        3,854
  Current Ratio                                     2.67         2.35           2.12         1.92
  Total Debt                                   $     518    $     407      $     496    $     373
  Total Debt to Equity Ratio                         1.2%         1.0%           1.5%         1.2%
  Book Value Per Share                         $    8.75    $    7.90      $    6.96    $    6.34
  Effective Tax Rate                                37.1%        38.1%          43.2%        49.8%
  Return on Average Equity                          13.7%        15.9%          14.0%        12.3%
  Dividend Payout Ratio                             31.7%        24.4%          24.8%        25.6%
  Number of Employees                              1,212        1,070            986          853

(a) Net income includes $355,000 aftertax and earnings per share includes seven cents per share aftertax loss resulting from nonrecurring charges related to Chemed's attempted acquisition of the minority shares in Roto-Rooter.

(b) Net income includes $282,000 aftertax and earnings per share includes six cents per share aftertax gain resulting from two changes in accounting principles effective January 1, 1988.

OFFICERS AND DIRECTORS

OFFICERS
--------------------------------------------------------------------------------

EDWARD L. HUTTON
Chairman

KEVIN J. MCNAMARA
Vice Chairman

WILLIAM R. GRIFFIN
President and Chief Executive Officer

DOUGLAS B. HARPER
Executive Vice President; President of
Roto-Rooter Corporation, a subsidiary

LAWRENCE J. GILLIS
Vice President; President of
Roto-Rooter Services Company, a subsidiary

PATRICK L. JOHNSON
Vice President; President of
Service America Systems, Inc., a subsidiary

BRIAN A. BRUMM
Vice President, Treasurer and Chief Financial Officer

NAOMI C. DALLOB
Secretary and General Counsel

MARK W. STEPHENS
Assistant Treasurer


DIRECTORS
--------------------------------------------------------------------------------

EDWARD L. HUTTON
Chairman of Roto-Rooter, Inc.; Chairman and Chief
Executive Officer of Chemed Corporation

WILLIAM R. GRIFFIN
President and Chief Executive Officer of Roto-Rooter, Inc.;
Executive Vice President of Chemed Corporation

BRIAN A. BRUMM
Vice President, Treasurer and Chief Financial Officer of
Roto-Rooter, Inc.

JAMES A. CUNNINGHAM
Senior Chemical Advisor
Schroder Wertheim, Inc.

NAOMI C. DALLOB
Secretary and General Counsel of Roto-Rooter, Inc.;
Vice President and Secretary of Chemed Corporation

CHARLES H. ERHART, JR.
Former President of W.R. Grace & Co. (Retired)

NEAL GILLIATT
President of Neal Gilliatt/Stuart Watson, Inc.

LAWRENCE J. GILLIS
Vice President of Roto-Rooter, Inc.; President of
Roto-Rooter Services Company, a subsidiary

DOUGLAS B. HARPER
Executive Vice President of Roto-Rooter, Inc.;
President of Roto-Rooter Corporation, a subsidiary

WILL J. HOEKMAN
Executive Vice President of Firstar Bank (Des Moines, Iowa)

THOMAS C. HUTTON
Vice President of Chemed Corporation

PATRICK L. JOHNSON
Vice President of Roto-Rooter, Inc.;
President of Service America Systems, Inc., a subsidiary

SANDRA E. LANEY
Senior Vice President and Chief Administrative
Officer of Chemed Corporation

KEVIN J. MCNAMARA
Vice Chairman of Roto-Rooter, Inc.; President of Chemed Corporation

TIMOTHY S. O'TOOLE
Executive Vice President and Treasurer of Chemed Corporation

D. WALTER ROBBINS, JR.
Consultant

JEROME E. SCHNEE
Professor of Management at the University of Cincinnati, College of Business Administration

STOCKHOLDER INFORMATION


ROTO-ROOTER, INC. AND SUBSIDIARY COMPANIES
--------------------------------------------------------------------------------

CORPORATE HEADQUARTERS
2500 Chemed Center
255 East Fifth Street
Cincinnati, OH 45202
(513) 762-6690
--------------------------------------------------------------------------------
TRANSFER AGENT AND REGISTRAR
Chemical Mellon Shareholder Services LLC
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660
(800) 756-3353
--------------------------------------------------------------------------------
INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
Cincinnati, OH 45202
--------------------------------------------------------------------------------
FORM 10-K

Additional information about Roto-Rooter, Inc. is available in its Annual Report on Form 10-K. Copies will be furnished without charge by writing to Investor Relations, Roto-Rooter, Inc., 2500 Chemed Center, 255 East Fifth Street, Cincinnati, OH 45202.
--------------------------------------------------------------------------------
ANNUAL MEETING

The Annual Meeting of Stockholders of Roto-Rooter, Inc. will be held on Monday, May 20, 1996 at 11:30 a.m. in the Grand Ballroom of The Phoenix Club, 812 Race Street, Cincinnati, Ohio.
--------------------------------------------------------------------------------
NUMBER OF STOCKHOLDERS

The approximate number of Roto-Rooter, Inc. stockholders of record was 202 on December 31, 1995 and 209 on December 31, 1994. These figures do not include stockholders with shares held under beneficial ownership in nominee name or within clearinghouse positions of brokerage firms and banks.
--------------------------------------------------------------------------------
MARKET FOR COMMON STOCK

The Company's common stock is included in the NASDAQ National Market System and is traded under the symbol "ROTO."
--------------------------------------------------------------------------------
COMMON STOCK AND DIVIDEND DATA

The following table sets forth the high/low closing market prices for Roto-Rooter Common Stock for 1995 and 1994. Also shown are dividends per share paid by quarter during these years.
--------------------------------------------------------------------------------

                                                Closing
                                         ---------------------       Dividends
1995                                       High         Low             Paid
------------------------------------------------------------------------------
First Quarter                            $28         $19-1/2            $.15
Second Quarter                            28-1/2      24-1/2             .15
Third Quarter                             37          28                 .17
Fourth Quarter                            37-3/4      30-1/2             .17
------------------------------------------------------------------------------
1994
------------------------------------------------------------------------------
First Quarter                           $32          $28                $.14
Second Quarter                           32           24                 .14
Third Quarter                            26-1/2       22-1/2             .15
Fourth Quarter                           25-3/4       19-1/2             .15

[RECYCLE LOGO] Printed on recycled paper